Exhibit 99.1

Claude Resources Inc. Extends Gold Mineralization at the Santoy Gap and Discovers New Zone

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

'Intersects 8.16 g/t over 5.93 metres at Santoy Gap'

SASKATOON, Nov. 27, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" and or the "Company") today provided a summary of results from its recently completed 2012 drill program at Santoy Gap within the Company's 100 percent-owned, 14,400 hectare Seabee Gold Project. Newly released results have extended the mineralized system down-dip to 650 metres depth and along strike to the south toward the Santoy 8 Mine. In addition, the program has discovered a sub-parallel lens to the Santoy Gap, approximately 150 metres to the east. These latest drill intercepts continue to affirm the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length.

Recent highlights from the 2012 drill results are summarized below.

Table 1: Highlights from 2012 Santoy Gap drilling.

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-12-686*	599287	6170925	642.40	648.33	8.16	5.93	GAP
JOY-12-688*	599481	6170719	416.20	422.20	5.07	6.00	HW
JOY-12-689*	599537	6170658	382.84	387.37	3.51	4.53	HW
		And	603.00	604.32	4.68	1.41	GAP
		And	607.50	609.08	5.03	1.58	GAP
JOY-12-630	598791	6170890	272.27	272.77	13.60	0.50	GAP
JOY-12-636	599035	6170957	415.77	432.50	6.91	16.73	GAP
JOY-12-638	599035	6170957	398.00	400.30	13.94	2.30	GAP
JOY-12-643	598950	6170670	181.75	183.57	41.88	1.82	GAP
JOY-12-648	599073	6170506	61.92	62.42	17.25	0.50	Other
		And	158.00	159.00	11.45	1.00	GAP
JOY-12-665	599094	6170889	378.25	380.00	13.84	1.75	GAP
JOY-12-667	599000	6170595	124.57	126.24	10.75	1.67	GAP
JOY-12-670	599010	6170745	253.59	255.97	11.50	2.38	GAP
JOY-12-674	599207	6170942	520.15	526.45	4.67	6.30	GAP
		And	566.25	567.25	49.50	1.00	FW
JOY-12-677	599154	6170781	321.04	350.78	14.58	29.74	GAP
JOY-12-678	598827	6170985	230.50	231.50	50.30	1.00	GAP
JOY-12-679	599155	6170775	343.99	364.28	13.81	20.29	GAP
JOY-12-682	599155	6170775	374.60	375.60	27.20	1.00	GAP
		And	400.80	405.50	11.07	4.70	GAP

Note: * Newly released drill hole intercept. Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

The final five drill holes of the 2012 program targeted the down-dip extension of the Santoy Gap deposit. (Click here to view: Long section of Santoy Region; Plan map of Santoy Region) Of these, four drill holes returned visible gold-bearing intercepts, including JOY-12-688 and JOY-12-689, which contained both hanging-wall and Santoy Gap mineralized intervals. Recent Santoy Gap intercepts are highlighted by drill hole JOY-12-686 that returned 8.16 grams of gold per tonne over 5.93 metres and JOY-12-689 that returned 4.68 grams of gold per tonne over 1.41 metres and 5.03 grams of gold per tonne over 1.58 metres. Drill hole JOY-12-686 extended economic mineralization 150 metres down-dip to a depth of 650 metres below surface. Drill hole JOY-12-689 is of particular significance as it implies continuity of the Santoy Gap structure along strike towards the Santoy 8 Mine.

A sub-parallel, hanging-wall structure was discovered with JOY-12-688 and JOY-12-689 returning 5.07 grams of gold per tonne over 6.00 metres and 3.51 grams of gold per tonne over 4.53 metres, respectively.  Both intercepts contained coarse visible-gold associated with silicified granodiorite and quartz veining. The intercepts lie between 375 and 425 metres below surface, remain open in all directions and represent a new discovery.

"The 2012 drill program at Santoy Gap has yielded a new hanging wall discovery as well as expanded and confirmed resource continuity.  Infill intercepts of 13.81 grams of gold per tonne over 20.29 metres and 14.58 grams of gold per tonne over 29.74 metres have outlined a significant high-grade core to the Santoy Gap deposit," stated Brian Skanderbeg, Senior Vice President and COO. "We look forward to integrating these results into an updated National Instrument 43-101 resource and the Seabee Life of Mine Plan."

A total of 71 holes and 35,100 metres were completed at Santoy Gap during 2012 (See Claude website for a table of all intercepts from 2012).  The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south. All 2012 drill results will be incorporated into an updated National Instrument 43-101 compliant resource statement to be released by the end of 2012. At December 31, 2011, Santoy Gap hosted an inferred resource of 495,000 ounces at 6.63 grams of gold per tonne. The fourth quarter update will consider all drilling completed to date and focus on resource expansion and conversion to an indicated status.

Based on the Santoy Gap inferred resource, positive exploration results and proximity to the existing Santoy 8 infrastructure, the Company has initiated an 850 metre long exploration drift to allow for infill drilling and upgrading of the inferred resource. As of November 18, 2012, 265 metres of the drift have been completed and its development continues to be prioritized.

Gold mineralization at Santoy Gap is hosted within a system of sheeted, shear-hosted quartz veins, silicified biotite-diopside schist and silicified granitic to dioritic dykes. Visible gold is typically observed along vein contacts, associated with trace to five percent, disseminated pyrrhotite, pyrite, chalcopyrite and rarely tellurides. Vein sets are interpreted to dip moderately, 45 to 60 degrees to the east, and are interpreted to be amenable to bulk underground mining techniques. The system shows very similar structural controls and geometry to the Santoy 8 deposit. Preliminary observations of the hanging-wall structure to the Santoy Gap reveal locally schistose granitic to dioritic dykes characterized by visible-gold hosted in quartz veins with trace to five percent disseminated and blebby sulphide.

Please visit www.clauderesources.com for longitudinal and plan maps of the Santoy Gap deposit, a complete list of 2012 drill results and location map of the Seabee Project.

About Claude Resources Inc.:
Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,010,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Senior Vice-president and Chief Operating Officer, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres and was submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release, being November 14, 2012 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President and CEO
Phone: (306) 668-7505

Or

Brian Skanderbeg, Senior Vice President and COO
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 27-NOV-12